KUNZMAN& BOLLINGER, INC.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

January 16, 2007

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #16-2007 Program
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed January 16, 2007
SEC File No. 333-138068

Dear Mr. Schwall:

This letter is in response to your comment letters dated November 17, 2006 and December 6, 2006 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Also, we are sending four marked courtesy copies of Pre-Effective Amendment No. 1 by separate correspondence. Unless otherwise noted, all page references in our responses to the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 1 to the Registration Statement.

General

1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Parallel changes to all disclosures affected by your comments have been made in the Pre-Effective Amendment No. 1 to the Registration Statement.

2.	Please update the financial statements of Atlas Resources, LLC and Subsidiary in accordance with Rule 3-12 of Regulation S-X.

In addition, please tell us why you believe it is appropriate to include only two years of audited statements of income, changes in stockholder’s equity and cash flows of Atlas Resources, LLC and Subsidiary in the registration statement.

Atlas Resources, LLC will show three years of updated audited statements of income, changes in member’s equity and cash flows in the registration statement in accordance with Rule 3-12 of Regulation S-X in Pre-Effective Amendment No. 2

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

3.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials.

The Program acknowledges your comment.

4.	As required by Industry Guide 5(2), please place the required suitability information immediately after the cover page.

The Program has moved the suitability information to immediately follow the cover page of the prospectus. The section is entitled “Suitability Standards.”

5.	Please note that we may have additional comments upon completion of our engineering review.

The Program acknowledges your comment.

Cover Page

6.
We note that you are offering up to 19,900 Converted Limited Partner Units and 100 Limited Partner Units. As the distribution circumstances are different from the offerings - resulting in different entitlements - provide separate footnote explanations for the Converted Limited Partner Units and the Limited Partner Units.

The Program has revised the footnotes to the “Calculation of Registration Fee” table on the inside cover page of Pre-Effective Amendment No. 1. The Program has also added a footnote on the cover page of the prospectus to clarify that it is offering limited partner units and investor general partner units that are automatically converted to limited partner units after drilling is completed, which includes a brief discussion of the entitlements and a cross-reference to the “Summary of the Offering - Description of Units” section of the prospectus.

Summary of the Offering, page 1

7.	Please ensure that you provide all the information required by Industry Guide 5(3), including:

•	the intended termination date of the partnerships;

•	state, if true, that the managing general partner and affiliates will receive substantial fees and profits in connection with the offering; and

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

•	state the estimated maximum time from the closing date that investors might have to wait to receive distributions.

The Program has added the intended termination date of the partnerships to the “Summary of the Offering - Terms of the Offering” section on page 8. The intended termination date of the partnerships also appears in the “Terms of the Offering - Subscription to a Partnership” section on page 51.

The Program has added that the “managing general partner and affiliates will receive substantial fees and profits in connection with the offering” to the “Summary of the Offering - Business of the Partnerships and the Managing General Partner” section on page 6 and the “Summary of the Offering - Compensation” on page 13.

The Program has added that the estimated maximum time from the closing date that investors might have to wait to receive distributions in the “Summary of the Offering - Five Year-50% Subordination, Participation in Costs and Revenues, and Distributions” section on page 11 and the “Participation in Costs and Revenues - Subordination of Portion of Managing General Partner’s Net Revenue Share” section on page 108.

8.	For clarity, please describe, by way of example, those costs you characterize as intangible drilling costs. Also explain when a well will be deemed to be completed.

The Program has clarified by example those costs that are characterized as intangible drilling costs in “Summary of the Offering - Description of Units - Investor General Partner Units” and has explained when a well will be deemed to be completed in “Summary of the Offering - Investor General Partner Units” on page 10 and in “Investment Objectives” on page 30. This explanation provides: “In this regard, a well is deemed to be completed when production equipment is installed on a well, even though the well has not been connected to a pipeline for production of natural gas.”

Risk Factors, page 1

9.
We note the statement indicating that the managing general partner “may subordinate” its entitlement to distributions. Your disclosure on page 5 indicates that the managing general partner “will” rather than “may” subordinate such entitlement. If necessary, revise to reconcile or disclose the reason why the managing general partner may not subordinate its entitlement to distributions.

The Program has modified the disclosure in the “Summary of the Offering - Risk Factors” section on page 7 to clarify that it will subordinate if the investors do not receive a 10% return of capital in each of the first five 12-month periods.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Investor General Partner Units, page 3

10.
Confirm to us that the investor general partner units in other programs sponsored by the managing general partner were converted into limited partner units only after all of the partnerships’ wells were drilled and completed. If not, disclose and explain the reasons that prevented the conversions.

The Managing General Partner confirms that the investor general partner units in other programs sponsored by the managing general partner were converted into limited partner units only after all of the relevant partnership’s wells were drilled and completed.

Limited Partner Units, page 5

11.	Please disclose for how long intangible costs can be carried forward and be deducted.

The Program modified its disclosure as to how long intangible costs can be carried forward and be deducted in “Summary of the Offering - Description of Units - Limited Partner Units” on page 10 and “Risk Factors - Tax Risks - Limited Partners Need Passive Income to Use Their Deduction for Intangible Drilling Costs” on pages 26 and 27.

Risk Factors, page 8

Investments Objectives, page 22

12.
Please explain why “if all or the majority of the units are sold in Atlas America Public #162007 (A) L..,” it may take longer for cash distributions to begin and the conversions of investor general partner units to limited partner units may be delayed.

The Program has deleted the disclosure in “Investment Objectives” on page 10 and “Actions to be Taken By Managing General Partner to Reduce Risks of Additional Payments By Investor General Partners - Conversion of Investor General Partner Units to Limited Partner Units” on page 33 related to delayed cash distributions, since the timing of distributions would not be affected by the number of units sold. Also, the Program has explained the reason for the delay in the conversion of investor general partner units to limited partner units as follows:

“This will delay conversion of the investor general partner units to limited partner units since the managing general partner will not convert the investor general partner units to limited partner units in a partnership until after all of the partnership’s wells have been drilled and completed.”

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Actions to be Taken by Managing General Partner to Reduce Risks…, page 24

13.	Disclose the number of partnerships that the managing general partner has agreed to indemnify.

The Program has disclosed the number of partnerships that the managing general partner has agreed to indemnify. The “Actions to be Taken By Managing General Partner to Reduce Risks of Additional Payments By Investor General Partners - Indemnification” section provides on page 33 as follows:

“...The managing general partner has agreed to this indemnification obligation in 51 of its prior partnerships.”

Compensation, page 29

14.	We note the narrative description of the managing general partner’s compensation. If practicable, please also present the information in tabular form, as required by Guide 5(4)(A).

The information has been presented in tabular form following the “Compensation - Estimate of Administrative Costs and Direct Costs to be Borne by the Partnerships” section beginning on page 46.

15.
We note the discussion regarding the managing general partner’s compensation. Based on the disclosed compensation, it appears that you may be required to include dilution information in accordance with Item 506 of Regulation S-K. In this regard, please refer to Industry Guide 5(4)(D).

The “Compensation - Natural Gas and Oil Revenues” section has been revised on pages 38 and 39 to provide a bar chart evidencing the managing general partner’s revenue share when it contributes 25% of the capital contribution and a bar chart evidencing the managing general partner’s revenue share when it contributes 35% of the capital contribution.

Drilling Contracts, page 31

16.
Please identify the independent industry association your reference and provide us wth a copy of the survey. If this information is not publicly at little or nominal charge, please provide a consent from this association to be named in the prospectus.

The Program has identified the independent industry association in Pre-Effective Amendment No. 1 and will submit supplementally a copy of the survey and the consent to the reference.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Proposed Activities, page 65

Primary Areas of Operations, page 66

17.	Please, by way of example, describe the material adverse events that may cause the managing general partner to substitute a currently proposed prospect for a new prospect.

The Program has described the material adverse events that may cause the managing general partner to substitute a currently proposed prospect for a new prospect. The “Proposed Activities - Primary Areas of Operations” section of the prospectus provides on page 85 as follows:

“The managing general partner will substitute a new prospect if there are material adverse events with respect to any of the currently proposed prospects. For example, the managing general partner will substitute a prospect if:

•	the latest geological and production data in the area from new wells being drilled indicates that the well may be non-productive or less productive than anticipated;

•	there are potential title problems;

•	drilling rigs, tubular goods and services in the area will not be available;

•	approvals by federal and state departments or agencies cannot be obtained; or

•	other properties are available that appear to be of a higher quality.”

18.	Please discuss the criteria that the managing general partner will apply in selecting prospects for drilling.

The Program has discussed the criteria that the managing general partner will apply in selecting prospects for drilling. The “Proposed Activities - Overview of Drilling Activities” section of the prospectus provides on page 84 as follows:

“In selecting prospects for drilling, the managing general partner will use the following criteria from adjacent prospects or in the immediate area to the extent available to it, such as production information, sand thickness, porosities and water saturations which lead the managing general partner to believe that the proposed well locations will be productive. In most cases, a prospect must be classified as proved undeveloped before the managing general partner will drill the well, which generally means that the well is being drilled to a geologic feature which contains proved reserves and is adjacent to a prospect that has or had a productive well. See the partnership agreement for the complete definition.”

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Secondary Areas of Operations, page 69

19.	Disclose what conditions will prompt the managing general partner to select prospects in the secondary areas.

The Program has set forth the conditions that will prompt the managing general partner to select prospects in the secondary areas. The “Proposed Activities - Secondary Areas of Operations” section of the prospectus on page 88 provides as follows:

“The conditions which will prompt the managing general partner to select properties in the secondary areas are access to prospects that meet the same criteria as the primary areas, which are described in “- Overview of Drilling Activities.” However, the managing general partner does not have available to it as many prospects in the secondary areas as it does in the primary areas.”

Conflicts of Interest, page 91

20.
We note that “[t]he following discussion describes certain possible conflicts of interest….” Your discussion should address all the material possible conflicts of interest that may arise. Revise accordingly.

The “Conflicts of Interest - In General” section has been revised on page 112 as follows:

“The following discussion describes all material possible conflicts of interest that may arise for the managing general partner and its affiliates in the course of each partnership.”

Summary of Partnership Agreement, page 135

Amendments, page 135

21.	Please state what type of amendments could materially and adversely affect investors. Provide examples.

The Program has stated what types of amendments to the partnership agreement could materially and adversely affect investors. The “Summary of Partnership Agreement - Amendments” section, as revised on page 156 includes the following disclosure:

“...For example, an amendment may not increase the duties or liabilities of the investors, decrease the duties or liabilities of the managing general partner, decrease the investors’ profit sharing interest, or increase the investors’ loss sharing interest, increase the required capital contribution of the investors or decrease the required capital contribution of the managing general partner without the approval of the investors, and any amendment may not affect the classification of partnership income and loss for federal income tax purposes without the unanimous approval of all investors.”

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Plan of Distribution, page 142

22.	Please explain the basis for relying on the exemption provided by Rule 3a4-1 of the Exchange Act.

The Program has explained the basis for relying on the exemption provided by Rule 3a4-1 of the Exchange Act in the “Plan of Distribution” section, which has been amended on page 163 to include the following:

“...Units may also be sold by the officers and directors of the managing general partner, other than those individuals who are associated persons of Anthem Securities, in those states where they are licensed to do so or are exempt from licensing. All offers and sales of units by the managing general partner’s officers and directors who are not associated persons of Anthem Securities will be made under the SEC safe harbor from broker/dealer registration provided by Rule 3a4-1. In this regard, none of the officers and directors of the managing general partner who may offer and sell units:

•	is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;

•	is compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

•	is at the time of his participation an associated person of a broker or dealer.

Also, each of the officers and directors who may offer and sell units:

•
performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the managing general partner otherwise than in connection with transactions in securities;

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

•
will not participate in selling an offering of securities for any issuer more than once every 12 months, with the understanding that for securities issued pursuant to Rule 415 under Securities Act of 1933, the 12 month period begins with the last sale of any security included within one Rule 415 registration.”

Exhibits and Financial Statement Schedules, page 2

23.	Please provide a form of the lease agreements referenced in “Title to Properties” on page 74.

A form of the lease agreements referenced in “Title to Properties” is included as Exhibit B to the Drilling and Operating Agreement, which is Exhibit (II) to the form of partnership agreement included as Exhibit (A) to the prospectus.

Exhibit 5

24.
We note that counsel has opined that the securities being registered “will be validly issued, fully paid, and nonassessable,” except in certain specified circumstances. It is not clear whether the exception applies to all the three legality issues opined upon or to only assessibility. Please revise.

The opinion has been revised to clarify that the limitations relate only to assessibility. It provides as follows:

“The Units, when issued and sold in accordance with the Registration Statement, as amended at the time it becomes effective with the Commission, and on the filing with the Delaware Secretary of State of a certificate of the respective Partnership Agreement for the Partnership to which the respective Units relate, or an appropriate amendment or amendments to the Partnership Agreement, reflecting the admission of the subscribers for Investor General Partner Units as additional general partners to the Partnership or, thereafter, the conversion of the Investor General Partners to Limited Partners, in accordance with Delaware law, and when issued against payment for the Investor General Partner Units as contemplated by the Prospectus and each Partnership Agreement, will be validly issued and fully paid and nonassessable, except that with respect to non-assessibility the Managing General Partner may call for additional Capital Contributions from the Investor General Partners, including Investor General Partners who have been converted to Limited Partners, in a Partnership if necessary to pay that Partnership’s obligations or liabilities:...”

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

25.	Please explain, in an appropriate section in the registration statement, how an investor will be able to ascertain whether his units are subject to assessibility.

The Program has set forth in the “Summary of the Offering - Investor General Partner Units” section on pages 9 and 10 how an investor will be able to ascertain whether his units are subject to assessibility. It provides as follows:

“...You will be able to determine if your units are subject to assessibility based on whether you buy investor general partner units, which are subject to assessibility, or limited partner units, which are not subject to assessibility.”

Atlas Resources, Inc. and Subsidiary

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-13

Note 5 - Certain Relationships and Related Party Transactions, page F-21

26.
We note that Atlas Resources, Inc. paid management fees of $47.3 million and $23.7 million for the years ended September 30, 2005 and 2004, respectively. Please disclose where these amounts are recorded in your statements of income.

This will be addressed in Pre-Effective Amendment No. 2.

Engineering Comments

Form S-1 filed October 18, 2006

Compensation, page 29

Gathering Fees, page 34

1.
We note your disclosure of a 10% gathering fee to be paid by your partnerships. Please tell us how these gathering fees are incorporated in the estimates of proved reserves that generated the future net cash flows disclosed on pages 48 and 49.

The 10% gathering fees are included as a deduction from the gas and oil revenues generated from the forecasted production of each well in the partnerships. This affects the projected cash flows and the ultimate recoverable reserves by decreasing the well’s projected economic life.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Prior Activities, page 44

Table 3, page 49

2.
We note your disclosure explaining that ten of your partnerships’ proved reserves and associated future net income figures were reviewed by a third party petroleum consultant. Please amend your document to describe the procedures performed by and the conclusions reached by your consultant. Address whether the consultant verified the accuracy and completeness of information furnished by you with respect to ownership interests, oil and gas production, historical costs of operation and development, product prices, and agreements relating to current and future operations, and transportation and sales of production. Explain to us the reasons for not reviewing the other 43 partnerships.

The Program has amended the disclosure to provide that the reserve reports were actually prepared by its consultant, Wright & Company Inc. (“Wright & Company”) instead of reviewed. Thus, the accuracy and completeness of the information provided were reviewed for reasonableness by our consultant. This information included the ownership interest, oil and gas production volumes, historical costs of operation, product prices, and agreements relating to current and future operations, and transportation and sales of production.

The other 43 partnerships’ reserves were not prepared or reviewed by our consultant, Wright & Company, Inc. since the partnership agreements did not require that this be done. However, the managing general partner’s reservoir engineer prepared an unaudited reserve evaluation of each partnership.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
January 16, 2007

Footnote (7) to Table 3 “Investor Operating Results - Including Expenses” on page 62 has been revised as follows:

(7) The information presented in this column has been prepared in conformity with SEC guidelines by making the standardized estimates of future net cash flow from proved reserves using natural gas and oil prices in effect as of the date of the estimates, which was a weighted average price of $10.08 per mcf for the natural gas, and which are held constant throughout the life of the properties. The information presented for future net cash flows based on estimated proved reserves was prepared by an independent petroleum consultant, Wright & Company, Inc., as noted below with respect to the managing general partner’s prior public partnerships and three Regulation D offerings which were registered under Section 12(g) of the Securities Exchange Act of 1934: Atlas-Energy for the Nineties-Public #1 Ltd., Atlas-Energy for the Nineties-Public #2 Ltd., Atlas-Energy for the Nineties-Public #3 Ltd., Atlas-Energy for the Nineties-Public #4 Ltd., Atlas-Energy for the Nineties-Public #5 Ltd., Atlas-Energy for the Nineties-Public #6 Ltd., Atlas-Energy for the Nineties-Public #7 Ltd., Atlas-Energy for the Nineties-Public #8 Ltd., Atlas America Public #9 Ltd., Atlas America Public #10 Ltd., Atlas America Public #11-2002 Ltd., Atlas America Public #12-2003 Limited Partnership, Atlas America Series 25-2004(A) L.P., Atlas America Series 25-2004(B) L.P., Atlas America Public #14-2004 L.P., Atlas America Public #14-2005(A) L.P., Atlas America Series 26-2005 L.P., and Atlas America Public #15-2005(A) L.P. The future net cash flows based on the reserve information for the other partnerships were not prepared or reviewed by Wright & Company, Inc., but instead the reserve information was prepared by the managing general partner’s reservoir engineer. You should understand that reserve estimates are imprecise and may change. There are inherent uncertainties in interpreting the engineering data and the projection of future rates of production. Also, prices received from the sale of natural gas and oil may be different from those estimates in preparing the reports, and the amounts and timing of future operating and development costs may also differ from those used. The cash flow information based on estimated proved reserves shown for a partnership does not include this information for the managing general partner.

Other updating and conforming changes have also been made in Pre-Effective Amendment No. 1.

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.
/s/ Wallace W. Kunzman, Jr.
Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander
Mr. Justin Atkinson